

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 24, 2002

Partner Communications Company Ltd.
(Translation of Registrant's Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Press Release dated April 24, 2002 re: Partner Reports an Amendment to Its Credit Facility

Partner Reports an Amendment to Its Credit Facility

ROSH HA'AYIN, Israel, April 24, 2002--Partner Communications Company Ltd. (NASDAQ and TASE: PTNR; LSE: PCCD) announced today that it has been notified that the sale of 13,778,668 Partner shares (approximately 7.7% of Partner's issued and outstanding share capital) by Matav-Cable Systems Media Ltd. (``Matav Cable") to a subsidiary of Hutchison Whampoa Ltd. (``Hutchison") has been completed. Following the sale, the indirect shareholding of Hutchison in Partner is approximately 42.7% and the indirect shareholding of Matav Cable in Partner is approximately 7.5%.

In light of the sale by Matav Cable and the concurrent amendment of the relationship agreement among Partner's principal shareholders including with regard to the election of members of Partner's board of directors, Partner has been informed that Bank of Israel rules which limit the amount of lending to related entities will no longer apply to loans to Partner from Bank Hapoalim. As a result, Bank Hapoalim has agreed to participate in Partner's loan facility on the same terms as those applicable to the other lending banks, and accelerated repayment to Bank Hapoalim will no longer be required.

Alan Gelman, Partner's Chief Financial Officer, added that the amendment of the credit facility, deferring the repayment schedule to Bank Hapoalim, substantially improves the Company's available funding for future requirements.

About Partner Communications

Partner Communications Company Ltd. is the first Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel. The Company commenced full commercial operations in January 1999 under the international Orange Brand name and, through its network, provides quality of service and a range of features to more than 1.5 million subscribers in Israel. Partner subscribers can use roaming services in 96 countries using 230 GSM networks. The Company's ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. (For further information: http://investors.partner.co.il)

Contact:
Partner
Alan Gelman
CFO
Tel:+972-67-814951
Fax:+972-67-814161
Email: alan.gelman@orange.co.il

Partner Communications Company Ltd.
Dr. Dan Eldar
VP Carrier, Investor and International Relation
Tel:+972-67-814151
Fax:+972-67-814161
Email: dan.eldar@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd



By /s/

Name: Alan Gelman

Title: Chief Financial Officer

Dated: April 24, 2002